

December 2, 2019

By E-Mail

Eleazer Klein, Esq.
Schulte Roth & Zabel
919 Third Avenue
New York, NY 10022

> **Re:** **Colony Capital, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed on November 26, 2019 by Blackwells Capital LLC, Jason Aintabi,**
> **Jennifer M. Hill, William W. Johnson, Jay N. Levine, Todd**
> **Schuster, and David P. Tomick**
> **File No. 001-37980**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

   • That there is "wide gap between Colony's stock price and its intrinsic value."

   • That Colony's Executive Chairman and CEO is "ineffective."

   • That the markets apply a discount to the company's valuation "because of Mr. Barrack."

- That the company's CEO is "distracted."

- That the company's August 2019 earnings call was "disjointed, sloppy and unprofessional." (Appendix)

- That the company's disclosures suffer from "opacity and obtuseness." (Appendix)

- That "other shareholders with whom [you] have spoken – have lost confidence in Mr. Barrack…" (Appendix)

2. With a view toward revised disclosure, please tell us why you have quoted the word "resignation" in reference to the company's former CEO.

3. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.
   - That the current board "seems … subservient to" Mr. Barrack."
   - That the current board has established "overpaid executive appointments for Mr. Barrack's friends."
   - That the company is Mr. Barrack's "fiefdom." (Appendix)

4. Revise your statement that you are confident "…shareholders will vote overwhelmingly for positive change at the upcoming annual meeting." Your disclosure may be misleading given that the meeting has not yet taken place. See Note d to Rule 14a-9.

   Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions